Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Kinross Gold Corporation (“Kinross”)
17th Floor, 25 York Street,
Toronto, Ontario
M5J 2V5

Item 2	Date of Material Change

February 17, 2010

Item 3	News Release

A news release with respect to, among other things, the material change referred to in this report was issued by Kinross on February 17, 2010 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Review.

Item 4	Summary of Material Change

Kinross has entered into an agreement with Barrick Gold Corporation to sell one-half of its 50% interest in the Cerro Casale project in Chile.

Item 5	Full Description of Material Change

Kinross, through certain of its subsidiaries, has entered into an agreement with certain subsidiaries of Barrick Gold Corporation (collectively, “Barrick”) to sell one-half of its 50% interest in the Cerro Casale project in Chile to Barrick for a total value of $475 million, comprising $455 million in cash, plus the assumption by Barrick of a $20 million contingent obligation. The closing of the transaction is expected to occur in March 2010, subject to the satisfaction of customary closing conditions. After the closing, Kinross will hold a 25% interest in the Cerro Casale project.

Item 6	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Shelley M. Riley, Vice President, Administration and Corporate Secretary, at (416) 365-5198.

Item 9	Date of Report

February 25, 2010